EXHIBIT 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2016

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the three and nine months ended September 30, 2016 and 2015. This report is dated November 8, 2016 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the same period and the Management’s Discussion and Analysis and the audited consolidated financial statements for the year ended December 31, 2015. The Company also published an Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The accompanying interim condensed consolidated financial statements for the three and nine months ended September 30, 2016 and the comparative three and nine months ended September 30, 2015 have both been prepared by the Company in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

Company Overview

Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories and in the current fiscal year the Company acquired 100% of the common shares of SnipGold Corp. (“SnipGold”) and its 100% owned Iskut Project in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations

The net loss for the three months ended September 30, 2016 was $0.3 million or $0.01 per share and represents a decrease in loss of $2.3 million from the $2.6 million loss or $0.05 per share for the comparative period ended September 30, 2015.

In the current quarter ended September 30, 2016, the most significant expenses contributing to the net loss were corporate and administrative costs, and in particular, compensation including stock based compensation and deferred income tax expense. The comparative period’s net loss also included an impairment charge related to the Company’s investments. No similar charge was recorded in the current period. These expenses were offset somewhat by the recovery of a portion of the 2015 and 2016 flow-through share premiums and other gains on investments. These items are discussed further below.

For the three months ended September 30, 2016, corporate and administrative expenses added to $2.3 million from $1.7 million in the comparable quarter in 2015. The current quarter’s employee compensation was $0.9 million and is $0.2 million higher than in the comparable period of 2015. The foreign exchange effect of US dollar denominated salaries and bonus remuneration has added to the equivalent Canadian dollar costs in the current over the comparative reporting period. On a nine month year-to-date basis, employee compensation is comparable over the two reporting periods however it is expected that a continued weaker Canadian dollar will lead to higher reported costs.

Stock-based compensation of $0.9 million and $2.8 million for the three and nine month periods ended September 30, 2016 are higher than the $0.6 million and $2 million, respectively, reported in the comparable period of 2015, reflecting the expense of a portion of the fair value of stock options granted in March, May and August 2016.

On a current quarter and nine month year to date basis, professional fees are comparable to the respective periods in 2015 and no significant changes are expected in the near term. General administrative costs increased marginally in both the three and nine month periods of the current year over the comparative period of 2015 while the Company continues to source a joint venture partner for KSM.

The Company recognized $2.7 million of other income in the current quarter (2015 - $1.1 million) and $4.3 million on a nine month year-to-date basis (2015 – $2.3 million) related to the recovery of flow-through share premiums recorded on financings completed in April 2015 and May 2016. In April 2015, the Company issued 1,610,000 flow-through common shares and in May 2016, the Company issued 500,000 flow-through shares both at premium prices to the market value of the Company’s shares at the time of issuance. Based on qualifying expenditures made in the current nine month period, $1 million of the remaining premium as at December 31, 2015, for the April 2015 financing and $3.3 million of premium related to the May 2016 financing was recovered through the statement of operations. In the comparative periods of 2015, similar recoveries were recorded through the statement of operation for flow-through financings completed in 2014 and 2015.

In the first quarter of 2015 the Company was notified that the remaining option on one of its projects in Nevada, Castle Black Rock, would be foregone. The Company determined that the recoverability of the carrying costs, at that time, was impaired and charged the statement of operations and comprehensive loss with the remaining carrying cost of $0.4 million. No impairments to mineral properties were recognized in 2016.

In the current nine month period ended September 30, 2016, the Company recognized a $0.9 million (2015 - $135,000) net gain on investments it holds. The gain is derived from the recognition of a gain on the disposition of one investment of $0.3 million (2015 -$28,000) and the $0.6 million net gain recorded on an investment in an associate, accounted for on the equity basis. The $0.6 million net gain is comprised of a $0.2 million charge on the equity pick-up in the losses of the associate, net with a $0.8 million gain on the reorganization of the same associate. In July 2016 the associate was acquired by a third party through a plan of arrangement and since then, the combined entity has been classified as an associate and the Company will continue to account for the investment on the equity basis.

In the current quarter, the Company recognized income tax expense of $1.5 million (2015 - $1.9 million) primarily related to deferred tax expenses arising upon the renouncement of expenditures related to flow-through share commitments which are capitalized for accounting purposes. These expenditures have no corresponding tax basis due to the renouncement. The income tax expense is partially offset by a deferred tax recovery arising from the loss in the current quarter. On a nine month basis to September 30, 2016, the Company recognized $3 million in deferred tax expense (2015 - $2 million) due to the similar differences between accounting and tax basis of exploration expenditures, net of recoveries related to tax losses carried forward.

Quarterly Information

Significant activities in the third quarter of 2016 included the execution of the exploration program at KSM and Iskut and the substantial completion of the updated pre-feasibility study at KSM including a preliminary economic assessment of the Deep Kerr deposit. In the second fiscal quarter of the current year, the Company completed the acquisition of 100% of SnipGold and its 100% owned Iskut project.

Selected financial information for the current and previous seven quarters ending September 30, 2016 is as follows (unaudited):

Quarterly operating results ($000's)	3rd Quarter Ended September 30, 2016	2nd Quarter Ended June 30, 2016	1st Quarter Ended March 31, 2016	4th Quarter Ended December 31, 2015
Revenue	-	-	-	-
Loss for period	(300)	(1,917)	(2,474)	(2,373)
Basic loss per share	(0.01)	(0.04)	(0.05)	(0.05)
Diluted loss per share	(0.01)	(0.04)	(0.05)	(0.05)

Quarterly operating results ($000's)	3rd Quarter Ended September 30, 2015	2nd Quarter Ended June 30, 2015	1st Quarter Ended March 31, 2015	4th Quarter Ended December 31, 2014
Revenue	-	-	-	-
Loss for period	(2,629)	(1,590)	(2,474)	(3,972)
Basic loss per share	(0.05)	(0.03)	(0.05)	(0.08)
Diluted loss per share	(0.05)	(0.03)	(0.05)	(0.08)

Mineral Interest Activities

During the nine months ended September 30, 2016, the Company added an aggregate of $40 million to mineral properties. Cash expenditures associated with the Company’s two main exploration projects, KSM and Courageous Lake amounted to $17.4 million with the acquisition of Snip Gold and the Iskut project primarily making up the difference.

At the KSM Project, the Company incurred $20 million of costs in the first nine months of 2016 with $10.8 million (2015 - $7million) of those costs incurred in the current quarter. Current quarter spending related to executing the 2016 exploration and drilling program. The program confirmed continuity of mineralization in Deep Kerr over considerable distances south of the existing resource and should contribute another meaningful increase to the Deep Kerr inferred resource. The drill program also found the down plunge extension of Iron Cap's higher grade core while also discovering a previously unknown deposit with initial gold and copper grades among the best found to date at KSM. It is thought that the new discovery could represent a core zone which could potentially have a positive impact on the project. The discovery is currently being evaluated for additional drill testing in 2017.

In addition to the exploration program, in the current quarter the Company substantially completed an NI 43-101 technical report for KSM, and subsequent to the quarter end, filed the report.  The technical report includes the results from an updated Preliminary Feasibility Study (the “2016 PFS”) and a new Preliminary Economic Assessment (the “PEA”).

The 2016 PFS incorporates KSM’s measured and indicated mineral resources into mine plans generating proven and probable mineral reserves of 2.2 billion tonnes grading 0.55 grams per tonne gold, 0.21% copper and 2.6 grams per tonne silver (38.8 million ounces of gold, 10.2 billion pounds of copper and 183 million ounces of silver). The 2016 PFS does not include the higher grade resources delineated at Deep Kerr and the Iron Cap Lower Zone as they are in the inferred mineral resources category which cannot be considered as mineral reserves required for inclusion in a PFS.

The project design in the PEA includes the higher grade resources from Deep Kerr and the Iron Cap Lower Zone, enabling the mining method to shift from predominantly open pit in the PFS to primarily low cost block cave mining. This design significantly reduces the number and size of the open pits and the project’s environmental impact. By including Deep Kerr, annual average maximum throughput of 130,000 tonnes per day envisioned in the 2016 PFS has been increased to 170,000 tonnes per day in the PEA without significant redesign of facilities. The net result is a substantial improvement in estimated economic returns. The inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and therefore, there is no certainty that the results of the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA does not override the 2016 PFS but instead represents an alternative viable option for developing the KSM project. The PEA demonstrates the potential for significant project improvements over the 2016 PFS and demonstrates the potential value of the exploration discoveries the Company has made at Deep Kerr and Lower Iron Cap over the last several years.

In 2014 and 2015, the Company received $8.5 million related to the application for refund under the British Columbia Mineral Exploration Tax Credit program, for spending in 2010 and 2011. During the current quarter, the Company was informed that, upon completion of an audit of the expenditures related to the application by tax authorities, a portion has been categorized as not applicable to the recovery program and it is anticipated that a demand for repayment of up to $3.1 million will be sought from the Company. Although the Company has not received a re-assessment, if one is received, upon receipt of same, the Company intends to object to the categorization of these costs. The Company has recorded a $3.1 million provision within accounts payable and accrued liabilities on the statement of financial position as at September 30, 2016, with a corresponding charge to mineral properties.

At Courageous Lake, the Company incurred minimal costs in both the current and comparative quarter completing limited analysis over drill target identification and costs to maintain the project in good standing. Limited work is planned for the remainder of 2016 at Courageous Lake as the Company continues to focus on advancing KSM and completing the exploration program at Iskut (discussed below).

On June 21, 2016, the Company acquired 100% of the common shares of SnipGold and its 100% owned Iskut Project. The purchase price and associated costs of the SnipGold acquisition amounted to $14.8 million with $13.1 million ascribed to the fair value of the Company’s common shares and other convertible securities issued and $1.7 million of expenditures. The total cost of the acquisition of $14.8 million was allocated to the relative fair values of the assets acquired and liabilities assumed according to the following table:

Assets acquired an liabilities assumed ($000's)
Current assets	566
Mineral interests	16,441
Current liabilities	(8)
Provision for reclamation liabilities	(2,224)
14,775

Consideration paid ($000's)
Share issuance	12,452
Options and warrants	619
Acquisition costs	1,704
14,775

The Iskut Project is a contiguous block of ground in excess of 286 sq. km within northwestern British Columbia.  A preliminary economic assessment, on a portion of the Iskut Project, was completed by SnipGold in 2010 and outlined a measured and indicated resource of 186 million tonnes of ore with 2.16 million ounces of contained gold and 500 million pounds of copper, among other elements. From an exploration standpoint, the Iskut Project contains two main target types: a high-grade precious metal mineralization, with drill ready targets; and bulk tonnage gold-copper porphyries with resource expansion potential. In the current quarter, the Company executed a multi-pronged exploration program at Iskut spending approximately $2.6 million on the project and it is expected that an additional $0.5 million will be spent to complete the 2016 program. Subsequent to September 30, 2016 and based on the exploration program conducted in the current quarter, the Company reported that it identified a prospective new porphyry copper-gold system with a potentially intact epithermal precious metals zone at its top. The results will be further analyzed for potential drill testing in 2017.

Liquidity and Capital Resources

The Company’s working capital position, at September 30, 2016, was $13.7 million, down from $18.7 million at December 31, 2015, excluding the flow-through share premium. Cash and short-term deposits at September 30, 2016 totaled $15.9 million versus $15.5 million at December 31, 2015. Cash resources have fluctuated since the 2015 year-end as the Company completed two financings in April and May of the current year and while conducting its exploration and evaluation programs at KSM and Iskut.

In April 2016, the Company closed a public offering of 500,000 common shares at a price of $17.40 per common share raising gross proceeds of $8.7 million. In May 2016, the Company completed a financing whereby a syndicate of underwriters purchased 500,000 flow-through common shares at a price of $24.08 per flow-through common share for gross proceeds of $12 million. In addition, the exercise of stock options in the current quarter raised $2.1 million and added to the $1.2 million raised in the second quarter. No financings were completed in the current quarter.

During the three months ended September 30, 2016, operating activities, including working capital adjustments, provided $0.1 million compared to $1.2 million used by operating activities in the comparative quarter of 2015. Operating activities in the near-term are not expected to deviate significantly from current levels.  Cash expenditures on mineral interest activity amounted to $10.1 million and are up from the $7.2 million spent in the comparative quarter of 2015. Exploration expenditures should decrease in the fourth quarter as the Company finalizes its planned drilling programs at KSM and Iskut.

In the current quarter ended September 30, 2016, 203,644 stock options were exercised and proceeds of $2.1 million were received by the Company.

The Company will continue its objective of advancing its gold projects to either sell or enter into joint venture arrangements with major mining companies.  The Company also continues to dispose of certain non-core mineral property assets in Canada and the USA and may also continue to dispose of its investments.

Outlook

For the remainder of 2016 the Company will complete its planned exploration programs at KSM and Iskut and will evaluate and analyze results for incorporation into 2017 plans and objectives. The Company will also continue to work to secure various permits for future exploration and other work. Work will also continue on a $0.8 million environmental program being conducted with a goal of ensuring compliance with existing authorizations at the Iskut site and to begin the evaluation and costing of remediation programs that will mitigate the impacts of historical mining activity, including the Johnny Mountain Mine, a past gold producer.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period July 1, 2016 to September 30, 2016  that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of September 30, 2016, that they are appropriately designed. These disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At November 8, 2016, the issued and outstanding common shares of the Company totaled 54,185,547. In addition, there were 3,355,762 stock options, 136,250 RSUs and 1,587 warrants outstanding. Assuming the exercise of all outstanding options, RSUs and warrants, there would be 57,679,146 common shares issued and outstanding.

Related Party Transactions

During the nine months ended September 30, 2016, a private company controlled by an officer was paid $144,000 (September 30, 2015 - $106,000) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Standards Not Yet Adopted

New standards and amendments to standards that have been issued and are relevant to the Company and are not yet effective and have therefore not been applied in preparing these interim condensed consolidated financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted and the new standard must be applied retrospectively, with some exceptions. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

IFRS 16, Leases (“IFRS 16”) will replace IAS 17 Leases. The new standard requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 Revenue from contracts with customers, has been applied or is applied at the same date as IFRS 16. The Company will evaluate the impact of the changes to its financial statements based on the characteristics of any leases in place at the time of adoption.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax.  All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml and the Prospectus Supplement to the Short Form Base Shelf Prospectus filed on both SEDAR and EDGAR.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.